Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Stock Incentive Plan of Advanced Flower Capital Inc. of our report dated March 13, 2025, with respect to the consolidated financial statements of Advanced Flower Capital Inc. and Subsidiary as of December 31, 2024 and 2023, and for the years then ended, which report is included in the Annual Report on Form 10-K of Advanced Flower Capital Inc. for the year ended December 31, 2024, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators.

/s/ CohnReznick LLP

Baltimore, Maryland
April 10, 2025